Exhibit 21

Subsidiaries of Rayonier Advanced Materials Inc.
As of 12/31/2017

Name of Subsidiary	Place of Incorporation
Rayonier A.M. Global Investments Luxembourg S.A.R.L.	France
Rayonier A.M. Luxembourg SARL	France
Rayonier A.M. Products Inc.	Delaware
Rayonier A.M. Tartas SAS	France
Rayonier Performance Fibers, LLC	Delaware
Rayonier A.M. France SAS	France
Tembec Enterprises Inc	Canada
Tembec General Partnership	Canada
Tembec Industries Inc.	Canada